FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Press Release dated November 24, 2003, titled, “Repsol YPF Closes its Most Important Transaction for the Sale of Gas to the United States.”

ITEM 1

Press Release

Corporate Direction External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsol-ypf.com

Madrid, 24 November 2003

Number of pages: 2

REPSOL YPF CLOSES ITS MOST IMPORTANT TRANSACTION
FOR THE SALE OF GAS TO THE UNITED STATES

     The agreement with Shell is equivalent to 10% of annual natural gas consumption in Spain

     Repsol YPF has entered into an agreement to sell Shell Western LNG Ltd 2 billion cubic meters (bcm) of natural gas in the form of LNG (liquefied natural gas) from Trinidad & Tobago through December 2005. The LNG will be delivered to the Cove Point LNG regasification terminal on the eastern coast of the United States.

     The contractual amount is Repsol YPF’s largest transaction to date in the U.S. market. The gas will come from trains 2 and 3 at Atlantic LNG in which Repsol YPF has a 25% stake. This new agreement is in addition to the previous sales to Statoil, BG, and BP.

     Gas from Trinidad & Tobago meets the quality specifications for all the LNG plants on the U.S. eastern seaboard. Repsol YPF is well poised to take advantage of the price opportunities in the American region and can cover Spanish demand with other sources thereby obtaining additional cost savings in transport.

     For Repsol YPF, the Trinidad & Tobago project is particularly significant within the framework strategy of profitable growth in LNG activities based on integrated chains. Repsol YPF has a 20% stake in the company that owns train 1 (Atlantic LNG) and a 25% stake in the joint venture with BP, BG and others that owns trains 2 and 3 (Atlantic LNG 2/3) created to operate natural gas facilities in Trinidad & Tobago. Most of the natural gas (75%) for the different trains comes from BP Trinidad & Tobago’s offshore fields, a company in which Repsol YPF has a 30% working interest. Repsol YPF will have an approximate 22.2% stake in the fourth train that was recently approved by the Government of the Republic of Trinidad & Tobago and expected to start operations at the end of 2005.

     Repsol YPF currently sells 2.7 bcm of LNG in the U.S. and Caribbean area.

Press Release

Repsol YPF's principal assets in Trinidad & Tobago

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: November 25, 2003	By:	/s/ Luis Mañas
		Name:	Luis Mañas
		Title:	Chief Financial Officer